UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-33632	Commission File Number: 001-39250

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor Hamilton, HM 12 United States (Address of principal executive office)	250 Vesey Street, 15th Floor New York, NY 10281 United States (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Exhibits 99.1, 99.2, 99.3 and 99.4 included in this Form 6-K are incorporated by reference into Brookfield Infrastructure Partners L.P.’s registration statements on Form F-3 (File Nos. 333-255051-01, 333-249031, 333-235653, 333-262098, 333-167860 and 333-270363).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Audited Annual Consolidated Financial Statements of Triton International Ltd. for the years ended December 31, 2022 and 2021.

99.2	Unaudited Interim Consolidated Financial Statements of Triton International Ltd. for the three months ended March 31, 2023 and 2022.

99.3	Unaudited pro forma financial statements of Brookfield Infrastructure Partners L.P. as of March 31, 2023 and for the three months ended March 31, 2023 and for the year ended December 31, 2022.

99.4	Consent of KPMG LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: July 31, 2023	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: July 31, 2023	By:	/s/ Michael Ryan
		Name:	Michael Ryan
		Title:	Corporate Secretary